United States Securities and Exchange Commission
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ______)
				Prime Companies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74155B103
(CUSIP Number)
August 4, 1999
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/ x / Rule 13d-1(d)
1. Names of Reporting Persons: Norbert J. Lima

2. Check the appropriate box if a member of a group:
(a)
(b)
3. SEC use only

4. Citizenship or place of organization
CANADA

5 -8. Sole Shared Sole Shared
Voting Voting Dispositive Dispositive
Power Power Power Power
				3,600,000 		3,600,000

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.
Aggregate amount
Beneficially Percent
Owned of Class
					 3,600,000 14%
10. Check box if aggregate amount in #9 excludes certain shares. Not applicable.
12. Type of reporting Person: IN



Schedule 13G Part 2, page 1

Item 1(a) Name of Issuer: Prime Companies, Inc.
(b) Address of Issuer's Principal Executive Offices:
409 Center Street
Yuba City, CA 95991
Item 2(a) Name of Person Filing: Norbert J. Lima
(b) Address of Principal Business or, if none, Residence:
409 Center Street
Yuba City, CA 95991
(c) Citizenship: Canada
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 74155B103
Item 3. If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
Not applicable
Item 4. Ownership
(a) Amount beneficially owned: 3,600,000 shares
(b) Percent of Class: 14%
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote: 3,600,000
(ii) shares power to vote or to direct the vote 0
(iii) sole power to dispose or to direct the
disposition of 3,600,000
(iv) shared power to dispose or to direct the
disposition of 0
Item 5. Ownership of Five Percent or Less of a Class Not applicable
Item 6. Ownership of More than Five Percent on Behalf
of Another Person: Not applicable
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on
By the Parent Not applicable
Item 8. Identification and Classification of Members
of the Group						 Not Applicable
Item 9. Notice of Dissolution of Group: Not applicable
Item 10. Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to
above were acquired and are held in the ordinary course of
business and were not acquired and are not held for the
purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not
acquired and are not held in connection with or as a
participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
/s/ Norbert J. Lima